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                                                                     EXHIBIT 4.1

                            1999 STOCK INCENTIVE PLAN

         The 1999 Stock Incentive Plan (the "1999 Plan") of Texas Biotechnology Corporation (the "Company") is hereby amended as follows effective March 13, 2001.

         1. The first paragraph of Section 1.4 is amended to read as follows in its entirety:

                  Subject to adjustment under Section 5.5, there shall be available for Incentive Awards under the Plan that are granted wholly or partly in Common Stock (including rights or Stock Options that may be exercised for or settled in Common Stock) Three Million (3,000,000) Shares of Common Stock. Three Million (3,000,000) of the Shares reserved under the Plan shall be available for grants of Incentive Stock Options. The number of Shares of Common Stock that are the subject of Incentive Awards under this Plan, that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the Shares covered by an Incentive Award are not issued to a Grantee or are exchanged for Incentive Awards that do not involve Common Stock, shall again immediately become available for Incentive Awards hereunder. The Committee may from time to time adopt and observe such procedures concerning the counting of Shares against the Plan maximum as it may deem appropriate. The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that Shares are available for issuance pursuant to Incentive Awards.

                  During such period that the Company is a Publicly Held Corporation, then unless and until the Committee determines that a particular Incentive Award granted to a Covered Employee is not intended to comply with the Performance-Based Exception, the following rules shall apply to grants of Incentive Awards to Covered Employees:

                           (a) Subject to adjustment as provided in Section 5.5,
                  the maximum aggregate number of Shares of Common Stock (including Stock Options, Restricted Stock, or Other Stock-Based Awards paid out in Shares) that may be granted or that may vest, as applicable, in any calendar year pursuant to any Incentive Award held by any individual Covered Employee shall be 3,000,000 Shares.

                           (b) The maximum aggregate cash payout (including
                  Other Stock-Based Awards paid out in cash) with respect to Incentive Awards granted in any calendar year which may be made to any Covered Employee shall be Ten Million dollars ($10,000,000).

                           (c) With respect to any Stock Option granted to a
                  Covered Employee that is canceled or repriced, the number of Shares subject to such Stock Option shall continue to count against the maximum number of Shares that may be the subject of Stock Options granted to such Covered Employee hereunder and, in this regard, such maximum number shall be determined in accordance with Section 162(m) of the Code.

                           (d) The limitations of subsections (a), (b) and (c)
                  above shall be construed and administered so as to comply with the Performance-Based Exception.